Form 5 __ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). __ Form 3 Holdings Reported __ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Werner Charles H.	2. Issuer Name and Tickler or Trading Symbol SYS "SYYS"					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner ___ Officer (give title below) _X__ Other (specify below) __Affiliate___________________
(Last) (First) (Middle) P.O. Box 1966	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year July 2002
(Street) Rancho Santa Fe, CA 92067			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) _X__ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
(City) (State) (Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3.Transaction Code (Instr. 8)	4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock						357,286	I	Trustee/IRA
Common Stock						3,968	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	$.75	11/19/97	A			11/19/97	11/19/02	Common Stock	12,000			D
Stock Option	.68	9/1/98	A			9/1/98	9/1/03	Common	12,000			D
Stock Option	0.625	9/1/99	A			9/1/99	9/1/04	Common	10,000			D
Stock Option	0.97	9/30/00	A			9/30/00	9/30/03	Common	3,500			D
Stock Option	0.74	12/31/00	A			12/31/00	12/31/03	Common	1,000			D
Stock Option	1.03	3/31/01	A			3/31/01	3/31/04	Common	3,000			D
Stock Option	1.24	6/30/01	A			6/30/01	6/30/04	Common	4,500			D
Stock Option	1.39	9/29/01	A			9/29/01	9/29/04	Common	2,000			D
Stock Option	1.32	12/29/01	A			12/29/01	12/29/04	Common	2,000			D
Stock Option	1.40	3/30/02	A			3/30/02	3/30/05	Common	1,000			D
Stock Option	1.27	3/30/02	A			3/30/02	3/30/05	Common	2,000			D
Stock Option	1.43	6/30/02	A			6/30/02	6/30/05	Common	2,000		55,000	D

Explanation of Responses:

________/s/ Charles H. Werner_________ **Signature of Reporting Person	_____________August 12, 2002_______________________ Date

                                                            Charles H. Werner

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.